Exhibit 99.10

SUPPLEMENTARY NOTE TO THE EXPLANATORY REPORT OF THE BOARD OF DIRECTORS OF BANCA MONTE DEI PASCHI DI SIENA S.P.A. ON ITEM 1 OF THE EXTRAORDINARY PART

Ordinary and extraordinary shareholders’ meeting, on single call, of 17 April 2025

Information provided following a request for disclosure of information from Consob pursuant to Article 114, paragraph 5, of Legislative Decree No. 58 of 24 February 1998

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN AUSTRALIA, CANADA OR JAPAN (OR IN ANY OTHER COUNTRIES, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION). THE INFORMATION PROVIDED IN THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL ANY SECURITIES OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

Supplementary note to the Explanatory Report of the Board of Directors of Banca Monte dei Paschi di Siena S.p.A. (the “Bank” or “BMPS”) relating to the Shareholders’ Meeting of 17 April 2025, on item 1 of the agenda, of the extraordinary part.

“Proposal to grant the Board of Directors, pursuant to Article 2443 of the Italian Civil Code, the power, to be exercised by 31 December 2025, to increase the share capital in one or more tranches, in divisible form, with the exclusion of the option right pursuant to Article 2441, paragraph four, first sentence, of the Italian Civil Code, to be paid in by contribution in kind, to serve a voluntary public offer by Banca Monte dei Paschi di Siena S.p.A. relating all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni; subsequent amendment to Article 6 of the by-laws; related and consequent resolutions.”

Dear Shareholders,

the Board of Directors of the Bank convened the shareholders’ meeting to resolve upon, inter alia:

-	in an extraordinary session, regarding the proposal to grant the delegation to the Board of Directors, pursuant to and for the purposes of Article 2343 of the Italian Civil Code (the “Delegation”) to increase – in one or more tranches, in divisible form, with the exclusion of the option right pursuant to Article 2441, paragraph four, first sentence, of the Italian Civil Code – the Bank’s share capital by issuing a maximum number of 2,230,000,000 ordinary shares, with no nominal value, with regular dividend rights and the same characteristics as the ordinary shares outstanding at the issue date (the “Capital Increase Reserved to the Offer”), functional and instrumental to the voluntary public exchange offer pursuant to and for the purposes of Articles 102 and 106, paragraph four, of the TUF (as defined below) and the applicable provisions implementing the Issuers’ Regulations (as defined below), concerning all the ordinary shares of Mediobanca – Banca di Credito Finanziario Società per Azioni (“Mediobanca”) announced on 24 January 2025 (the “Offer”, including any and all amendments, supplements or permitted variations thereto).

For any information on the above item of the agenda, please refer to the following documentation in its entirety (including the annexes):

-	the Explanatory Report on item 1 of the agenda, extraordinary part, prepared by the Board of Directors pursuant to Article 125-ter of the TUF and Article 70 of the regulation adopted with Consob resolution No. 11971 of 14 May 1999 as subsequently amended (the “Issuers’ Regulation”), made available to the public on 18 March 2025 (the “Report”); and

-	the information document prepared pursuant to Article 70, paragraph 6, of the Issuers’ Regulations, in compliance with Scheme No. 3 of Annex 3B of the same Issuers’ Regulations, made available to the public on 2 April 2025 (the “Information Document”).

Terms used in this supplementary note that are not otherwise defined have the same meaning given to them in the Report or in the Information Document, where mentioned.

On 9 April 2025, the National Commission for Listed Companies and the Stock Exchange – Consob (“Consob”) sent the Bank a request for disclosure of information pursuant to Article 114, paragraph 5, of the TUF, through which, for the purposes of a more complete evaluation of the aforementioned proposed resolution subject of the Shareholders’ Meeting of 17 April 2025, has asked BMPS to publish, in the same manner as provided for the publication of the Report, by 9:00 a.m. on 14 April 2025, this supplementary note to the Report containing certain additional information.

The additional information requested by Consob is provided by the Bank in the order indicated by Consob in its request.

* * * *

a)	Threshold Condition and objectives of the integration

BMPS considers the potential transaction as a unique growth opportunity for both entities, capable of creating industrial value for all stakeholders to a greater extent than they could achieve by operating on an individual basis.

The objective of the Offer, in light of the Bank’s future plans and programmes, is to acquire the entire share capital of Mediobanca favouring the objectives of full integration, growth and creation of synergies between BMPS and Mediobanca.

BMPS confirms the objective of holding a participation equal to at least 66.67% of the voting rights exercisable in the shareholders’ meetings of Mediobanca, which also represents one of the conditions for the effectiveness of the Offer (the “Threshold Condition”).

BMPS will make its own decisions regarding the fulfilment (or non-fulfilment) of the Threshold Condition under the terms that will be indicated in the offer document, without prejudice to BMPS’ right to modify and/or waive – pursuant to the provisions of Article 43, paragraph 1, of the Issuers’ Regulation – in whole or in part one or more of the Conditions of Effectiveness (including the Threshold Condition).

To this end, the authorization obtained from the Authorities1 provides for the possibility to increase the share capital in one or more tranches for a total amount of Euro 13,194,910,000, in addition to any premium, with the issuance of a maximum number of 2,230,000,000 ordinary shares.

As of the date of this supplementary note, no circumstances have arisen that would alter the conditions expressed in the communication in accordance with Article 102 and consequently, no decision has been made by the competent bodies of BMPS in relation to the determination of a possible sub-threshold that cannot be waived for the purpose of the effectiveness of the Offer.

Also in light of the fact that, the acceptance period of the Offer will only commence following the obtaining of the Preliminary Authorisations (and the approval by Consob of the offer document), and therefore not immediately following the publication of this supplementary note, any decision regarding the identification of a possible sub-threshold will be made by the competent bodies of BMPS within the terms provided for in the communication pursuant to Article 102.

The cost and funding synergies, the expansion of revenue sources and related synergies, and the advantages deriving from the complementary nature of the business models of BMPS and Mediobanca, as well as the

1 In this regard, it should be noted that, as communicated to the market on 8 April 2025, the Bank has received authorizations from the ECB (i) for the eligibility of the new shares issued as part of the Capital Increase Reserved to the Offer among BMPS’ own funds as Common Equity Tier 1 capital, pursuant to Articles 26 and 28 of Regulation (EU) 575/2013 of the European Parliament and of the Council of 26 June 2013, and (ii) for the amendments to the by-laws concerning the Delegation to the Board of Directors for the Capital Increase Reserved to the Offer, pursuant to Articles 56 and 61 of the TUB.

strategic objectives of the Offer, will be achievable not only through the acquisition of legal control, but also in scenarios other than from the acquisition of legal control (de facto control), although with possible variations and delays in their implementation.

Reaching a threshold of at least 50% is what will enable the acceleration in the use of Deferred Tax Assets (“DTA”) held by BMPS, leveraging a higher consolidated tax base, bringing the total of DTA to Euro 2.9 billion.

b)	Dilution of BMPS’ share capital following the Capital Increase Reserved to the Offer

In the event that the Board of Directors fully exercise the Delegation, the Capital Increase Reserved to the Offer will consist of a maximum of 2,230,000,000 ordinary shares of BMPS (the “Maximum Share Amount”) to be issued and paid up to BMPS by means of the contribution in kind of the shares of Mediobanca tendered in acceptance of the Offer.

For illustrative purposes only, it should be noted that, the Maximum Share Amount has been calculated according to a highly conservative approach which takes into account: (i) the proposed distribution of the BMPS’ dividend for the financial year ended 31 December 2024, recently approved by the Board of Directors of BMPS and not yet approved by the BMPS’ Shareholders’ Meeting, and (ii) the maximum number of 16,178,862 Additional Shares to serve the Incentive Plans (if revised by the competent bodies of Mediobanca to provide for their acceleration, where provided for by the individual Plans, although some Plans provide for the possibility of using Mediobanca treasury shares in the portfolio instead of the Additional Shares). It should therefore be emphasized that, the Maximum Share Amount has been calculated without taking into account any additional circumstances that could lead to a reduction in the number of BMPS shares to be issued to serve the Offer (including, by way of example, any possible adjustments due to the detachment of the coupon and/or the payment of the interim dividend preannounced by Mediobanca on 10 February 2025, and/or the related balance and/or the possible cancellation of treasury shares by Mediobanca).

Upon completion of the Offer, and assuming that the Bank issues the entire Maximum Share Amount, estimated according to a highly conservative approach, the dilution for BMPS’ shareholders would be equal to approximately 64%. Alternatively, in the event that the percentage of acceptances of the Offer is equal to the Threshold Condition (i.e., 66.67% of Mediobanca’s share capital), calculating the number of BMPS shares to be issued, always according to a highly conservative approach, the dilution for BMPS’ shareholders would be equal to approximately 54%.

c)	BMPS’ shareholding structure following the Capital Increase Reserved to the Offer

Based on the communications issued pursuant to Article 120 of the TUF and Part III, Title III, Chapter I, Section I of the Issuers’ Regulation, as published on the Consob website, the shareholders who, as of today, hold more than 3% of the ordinary share capital with voting rights of BMPS are listed in the following tables.

BMPS’ shareholding structure

Declarant or Subject at the Top of the Ownership Chain	Direct Shareholder	% of Share Capital and Voting Rights Participation
Delfin S.A.R.L.	Delfin S.A.R.L.	9.780%
Banco BPM S.p.A.	Banco BPM S.p.A.	5.003%
Anima Holding S.p.A.	Anima Holding S.p.A.	3.992%
Ministero dell’Economia e delle Finanze	Ministero dell’Economia e delle Finanze	11.731%
Caltagirone Francesco Gaetano	Ausonia S.r.l.	0.056%
	Esperia 15 S.r.l.	0.056%
	MK 87 S.r.l.	0.040%
	Istituto Finanziario 2012 S.p.A.	0.556%
	Gamma S.r.l.	0.992%
	Azufin S.p.A.	1.191%
	VM 2006 S.r.l.	1.746%
	Mantegna 87 S.r.l.	0.103%
	Calt 2004 S.r.l.	0.127%
	Finanziaria Italia 2005 S.r.l.	0.159%
	Total	5.026%

Mediobanca’s shareholding structure

Declarant or Subject at the Top of the Ownership Chain	Direct Shareholder	% of Share Capital and Voting Rights Participation
Francesco Gaetano Caltagirone	Fincal S.p.A.	1.880%
	Istituto Finanziario 2012 S.p.A.	3.203%
	Gamma S.r.l.	0.416%
	Total	5.499%
Delfin S.A.R.L.	Delfin S.A.R.L.	19.390%
Banca Mediolanum S.p.A.	Mediolanum Vita S.p.A.	0.741%
	Banca Mediolanum S.p.A.	2.602%
	Total	3.343%

The percentages shown in the tables above, as published on the Consob’s website and based on communications made by the shareholders pursuant to Article 120 of the TUF, may not be up to date and/or consistent with the data processed and published by other sources, in the event that subsequent changes in the shareholding have not triggered any disclosure obligations by the shareholders pursuant to Article 120 of the TUF.

For illustrative purposes only, the following table shows the composition of BMPS’ shareholding structure in the event of the issuance of the entire Maximum Share Amount and therefore in an extremely prudent scenario and according to a highly conservative approach that considers the items outlined in point b) above of this supplementary note. The table also shows the composition of BMPS’ shareholding structure in the scenario where BMPS comes to hold a share capital interest of 66.67%, assuming that Mediobanca’s major shareholders (those with interests exceeding 3% of the share capital) accept the Offer with all the shares held by them, directly or indirectly, in Mediobanca.

Shareholder	Shareholding (assumption of 100% acceptance)	Shareholding (assumption of 66.67% acceptance)
Delfin S.a.r.l.	15.7%	19.9%
Caltagirone Francesco Gaetano	5.3%	6.7%
Ministero dell’Economia e delle Finanze	4.2%	5.4%
Banca Mediolanum S.p.A.	2.1%	2.7%
Banco BPM S.p.A.	1.8%	2.3%
Anima Holding S.p.A.	1.4%	1.8%
Other shareholders	69.5%	61.2%
Total	100%	100%

d)	Timing of cost and revenue synergies

The total synergies expected from the transaction, once fully operational, amount to approximately Euro 0.7 billion per year before tax, divided into revenue synergies (approximately Euro 0.3 billion), cost synergies (approximately Euro 0.3 billion), and funding synergies (approximately Euro 0.1 billion). The scaling-up process will follow a progressive logic, with the effect of synergies growing continuously until reaching full potential by 2028.

In particular, BMPS expects to achieve approximately 80% of the synergies in two years and to achieve the full benefits by the third year.

e)	Estimate of the economic impact connected to potential dyssynergies in the operational, organizational and governance areas concerned

The high level of complementarity of the two business models significantly reduces the transaction execution risks. The integration process is expected to proceed smoothly as it will require less effort than

M&A transactions carried out between commercial banks involving highly overlapping business activities, where, for example, most of the expected synergies derive from the optimization of distribution networks.

The identity of each business will be preserved, allowing BMPS to promote an inclusive culture, offering managers and employees of each institution the opportunity to develop their careers within a larger and more competitive organization. BMPS believes it can retain and attract the best talent in all the markets where it operates, not only through ad hoc engagement actions, but also through initiatives to enhance talent and extensive opportunities for mutual enrichment, all in the interest of the new group that would report to BMPS, without cultural conflicts.

Also for this reason, the hypothetical “dyssynergies” resulting from the integration between the current MPS group and the current Mediobanca group will be minimal and in any case manageable. The relevant quantification, with particular reference to Mediobanca’s Wealth Management and Corporate & Investment Banking divisions, which have relationship-based features, can be estimated in a range between Euro 15-20 million, equal to approximately 5%-7% of the expected revenue synergies, with therefore immaterial impacts on both profitability and prospective capital indicators.

f)	Effects of the acquisition of Mediobanca on the pro-forma Common Equity Tier 1 ratio as of 31 December 2024

Below is an estimate of impacts of the envisaged transaction to acquire Mediobanca in different scenarios, based on public information and information made publicly available by Mediobanca.

The transaction would result in the following levels of fully loaded pro-forma consolidated CET1 ratio for the MPS Group as of 31 December 20242:

-	16.2% in the event of acceptance of the Offer equal to 100%;

-	15.5% in the event of acceptance of the Offer equal to 66.67%.

The impact of the transaction on the CET1 ratio is mainly explained by the effect of (i) the capital increase, (ii) the goodwill relating to the transaction and to Mediobanca’s investment in Generali, (iii) the intangibles identified in the preliminary PPA exercise, and (iv) the recognition of additional DTAs, bringing the total amount to approximately Euro 2.9 billion. In relation to the acceptance of the Offer scenario of 66.67%, the impact is also explained by the effect of minorities.

The above pro-forma CET1 ratios would benefit from a positive impact of over 50 bps if a treatment of the 13% investment in Generali were to be confirmed in line with the regulatory treatment currently adopted by Mediobanca.

For illustrative purposes only, BMPS expects the transaction to result in a level of fully loaded pro-forma consolidated CET1 ratio for the MPS Group as of 31 December 2024 of more than 15% also in the event of acceptance of the Offer equal to 50% +1.

g)	Impacts of the acquisition of Mediobanca on MREL ratios as of 31 December 2024

2 The pro-forma figures include the impacts of the preliminary Purchase Price Allocation (PPA) process, including any fair value adjustments.

With regard to the impact on the MPS Group’s MREL ratios (with reference to risk-weighted assets – RWA), considering a pro-forma scenario as of 31 December 2024, and assuming full computability of Mediobanca’s eligible liabilities (for example through transactions to refinance maturing debt and appropriate liability management actions), in the 100% scenario, a positive impact of approximately 7 p.p. on the MREL TREA Overall coefficient, which would lead to a buffer of approximately 9 p.p.

One of the main characteristics of the aggregation between the current MPS group and the current group headed by Mediobanca is that the aggregation itself will lead to a single resolution group, with a Single Point of Entry3. In this regard, between the effective closing date of the transaction and the date of entry into force of the new combined MREL requirements, as defined by the Resolution Authorities (Single Resolution Board (SRB) and Bank of Italy) on the basis of the annual cycle of Resolution Planning4, the individual MREL requirements for each entity will continue to apply. The MPS Group will therefore initiate a dialogue with the Resolution Authority on the strategy to be adopted to ensure compliance with the new combined MREL requirements.

h)	Methods of using the market valuation of the investment in Assicurazioni Generali S.p.A. for the purposes of Mediobanca’s valuation analysis, and criteria for identifying the exchange ratio

Market multiples method: market valuation for the investment in Assicurazioni Generali S.p.A.

For the purposes of the Issuer’s valuation analysis, since a significant part of the Issuer’s profitability is generated by the qualified indirect investment in Assicurazioni Generali S.p.A. (equal to 13.02% as of 30 June 2024), and considering that the latter company has its own market valuation, the following approach was adopted:

-	Mediobanca’s prospective profit (based on the estimates of net profit from research analysts’ consensus for 2025 and 2026, as provided by the info provider FactSet as of the Reference Date) was reduced by the amount relating to the contribution of Assicurazioni Generali (also based on the same source at the Reference Date), (the “Prospective Profit Without Assicurazioni Generali”);

-	the average multiple of the companies belonging to the Mediobanca reference sample (Intesa Sanpaolo, UniCredit, Finecobank, Banca Generali and Banca Mediolanum) was applied to the Prospective Profit Without Assicurazioni Generali, obtaining a valuation of Mediobanca which thus excludes the valuation of the investment in Assicurazioni Generali (the “Valuation Without Assicurazioni Generali”);

-	the market valuation of the investment in Assicurazioni Generali has been added to the Valuation Without Assicurazioni Generali (calculated by multiplying the market capitalization of Assicurazioni Generali as of 23 January 2025 by the stake held by Mediobanca, equal to 13.02% as of 30 June 2024), in order to obtain the overall valuation of Mediobanca (the “Overall Valuation”).

3 Resolution strategy managed by the Single Resolution Board (SRB) and defined by the guidelines of the Financial Stability Board (FSB) and EU law, in which only the entity subject to resolution, i.e., the parent company, is directly subject to the resolution powers.

4 Annual process divided into four stages that lead to the approval of the updated resolution plan for each bank under the responsibility of the SRB.

Market multiples method: use of a range of +/- 15% compared to the average value

The interval used in relation to the market multiples method (P/E 2025 and P/E 2026), equal to +/- 15% with respect to the exchange ratio calculated on the Reference Date, was estimated taking into account the fluctuations of the ratio itself in the twelve months prior to the Reference Date.

In particular, in the aforementioned time period, the deviation from the average of the minimum/maximum of the exchange ratios is equal to +/- 12% using the P/E 2025 method and +/- 15% using the P/E 2026 method, respectively. Therefore, the interval applied in the methodology presented in the Illustrative Report of the Board of Directors (+/- 15%) reflects the wider value between the two aforementioned methods.

Description of the criterion adopted to identify the exchange ratio

The Board of Directors of MPS has identified an exchange ratio (MPS shares for each Mediobanca share) of 2.300x. This specific value was determined taking into account (i) the intervals identified through the application of the methodologies highlighted in the Explanatory Report of the Board of Directors, (ii) the overall characteristics of the transaction at stake, and (iii) the premium implicit in the exchange ratio that was chosen, even in light of points (i) and (ii) above, with respect to the official price of Mediobanca shares as of the Reference Date.

Lastly, it should be noted that, as already disclosed to the market, the company appointed to perform the statutory audit of MPS, PricewaterhouseCoopers S.p.A. (“PwC”), has prepared, on a voluntary basis and according to the criteria indicated in ISAE “3000 revised” – “limited assurance engagement”, a report on the adequacy, in reasonable and non-arbitrary circumstances, in this case, of the criteria adopted by the Board of Directors itself to determine the exchange ratio in the voluntary exchange offer, compared to the evaluation practice and the applicable national and international professional technique for transactions of this nature. This report has been made available to the Shareholders’ Meeting.

i)	Sensitivity analysis on scenarios of deviation of the unit price of BMPS shares

Sensitivity simulations were conducted to represent the effects of possible increases and decreases in the official price of BMPS shares recorded on 23 January 2025 (equal to Euro 6.953), in order to assess the impact on the amount of goodwill estimated in the pro-forma financial information.

The simulations5, developed on the basis of a preliminary purchase price allocation (PPA) exercise, show that an increase in the share price (+10%, corresponding to a price equal to Euro 7.648) would result in a corresponding increase in the value of the recorded goodwill (approximately Euro 1.6 billion), reflecting a greater differential between the cost of aggregation and the fair value of the net assets acquired.

On the contrary, in the event of a reduction in the share price (-10%, corresponding to a price equal to Euro 6.258), the cost of aggregation would be lower than the fair value of the net assets, resulting in badwill (approximately Euro 1.1 billion). In the scenario where the unit price of BMPS shares on 11 April 2025 is taken into account equal to Euro 6.1286, the badwill would be equal to approximately Euro 1.3 billion.

5 The sensitivity simulations include the impacts of the preliminary Purchase Price Allocation (PPA) process, including any fair value adjustments.

6 Source: FactSet VWAP.

j)	Main financial and capital targets of the combined entity, with particular regard to the following indicators; CET1 ratio, MREL ratio, RoTE and payout ratio

The integration transaction between BMPS and Mediobanca represents an excellent accelerator for both companies, allowing them to anticipate the achievement of their industrial objectives by enhancing their respective complementarities.

With regard to the targets relating to the combined entity resulting from the possible acquisition of Mediobanca, it should be noted that, BMPS has not yet approved a new business plan that takes into account the acquisition of Mediobanca and that the plans for the combined entity resulting from the integration of the group headed by Mediobanca into the MPS Group will be approved only after completion of the Offer (following which BMPS will have greater visibility on the necessary elements) and according to a timeline yet to be defined.

Shareholders will benefit from an expected pro-forma RoTe of ~14%7, a sustainable dividend policy over time with a payout ratio of up to 100% of profit, while confirming BMPS’ solid capital position (pro-forma Common Equity Tier 1 ratio higher than 16% upon completion of the transaction, compared to an appetite currently at 14%). In terms of MREL requirements of the combined entity, an adequate buffer will be defined with respect to the requirements defined by the Resolution Authority, equal to at least 3 percentage points.

k)	Considerations on the execution of the 2024-2028 Business Plan

The 2024-2028 Business Plan, prepared on a stand-alone basis, is currently being successfully implemented, but remains valid and achievable even in the absence of the completion of the Offer.

As with any Business Plan, the assumptions made are based on future scenarios, expectations, projections and estimates that are by their very nature subject to a certain degree of uncertainties, even beyond BMPS’ control, and that, if adverse, could affect the achievement of certain objectives.

7 Assuming run-rate synergies, tangible equity adjusted for DTAs and excess capital at a ratio of 14%.

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The voluntary public exchange offer referred to in this supplementary note to the Report shall be promoted by Banca Monte dei Paschi di Siena S.p.A. on all the ordinary shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.

This supplementary note to the Report does not constitute an offer to buy or sell the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni.

Prior to the commencement of the acceptance period, as required under applicable regulations, the Offeror shall publish an offer document and an exemption document, which the shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni shall carefully examine.

The Offer will be made in Italy and will be addressed, on equal terms, to all holders of shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni. The Offer will be made in Italy as the shares of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are listed on Euronext Milan, a regulated market organized and managed by Borsa Italiana S.p.A. and, without prejudice to the following, the Offer is subject to the obligations and procedural requirements provided for by Italian law.

The Offer is not being made or disseminated in Canada, Japan and Australia, or any other country in which such Offer is not authorized, or to any person to whom such offer or solicitation is not permitted by law (the “Excluded Countries”).

Partial or complete copies of any documents to be issued by the Offeror in connection with the Offer shall not be sent, nor shall they be transmitted, or otherwise distributed, directly or indirectly, in the Excluded Countries. Any person receiving such documents shall not distribute, send or dispatch them (whether by post or by any other means or instrumentality of communication or commerce) in the Excluded Countries.

Any acceptances of the Offer resulting from solicitation activities carried out in violation of the above limitations will not be accepted.

This supplementary note to the Report, as well as any other document issued by the Offeror in connection with the Offer, shall not constitute or form part of any offer to purchase or exchange, or any solicitation of offers to sell or exchange, securities in any of the Excluded Countries.

Acceptance to the Offer by persons resident in countries other than Italy may be subject to specific obligations or restrictions provided for by laws or regulations. It is the sole responsibility of the addressees of the Offer to comply with such regulations and, therefore, before accepting the Offer, to verify their existence and applicability by contacting their advisors. The Offeror shall not be held liable for any breach by any person of any of the foregoing limitations.

IMPORTANT INFORMATION

In connection with the proposed voluntary public exchange offer, the required offer document will be sent to the National Commission for Listed Companies and the Stock Exchange – Consob (“Consob”). Investors and shareholders of MEDIOBANCA – Banca di Credito Finanziario Società per Azioni are strongly advised to read the offer document and the exemption document, if and when available, and any other relevant documents sent to, or filed with, Consob, as well as any amendments or supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the offer document and of the exemption document, at Banca Monte dei Paschi di Siena S.p.A.’s website at www.gruppomps.it/en/ and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or from a duly appointed agent.

This Report does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any offer to purchase, solicitation, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this supplementary note to the Report may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed voluntary public exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The Banca Monte dei Paschi di Siena S.p.A. shares referred to herein that will be issued in connection with the voluntary public exchange offer described herein may not be offered or sold in the United States except pursuant to an effective registration statement under the U.S. Securities Act of 1933 or pursuant to a valid exemption from registration.